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 **Jon Fitzgerald**
Co-founder & CEO at iGEMS.tv

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Jon Fitzgerald

Co-founder & CEO at iGEMS.tv

Greater Los Angeles Area · 500+ connections · **Contact info**

iGEMS.tv

UCSB   UC Santa Barbara

About

Forward thinking industry veteran, with vast experience in creative programming

Founder and Director of film festivals, with emphasis on film cura   ... see more

Articles & activity

1,402 followers

 **Spark Change with Creative Visions**

Jon Fitzgerald
Published on LinkedIn

In honor of the Spark Change Summit, presented this week by Creative Visions and the Skoll Center for Social Impact Entertainment over at UCLA, the Cause Cinema podcast highlights thre ...see more

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amazon **Congrats Col!**
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 **Another great issue!**
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 **Nice work Urs!**
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Experience

Co-founder & CEO

iGEMS.tv

Jan 2019 – Present · 7 mos
Los Angeles, CA

iGEMS.tv will become the leading recommendation engine for the best content in the digital streaming universe. We are building a service that will help audiences discover quality entertainment, providing direct links to the platforms, saving valuable time. The search is over.

Founder & CEO

Cause Cinema

Jan 2016 – Present · 3 yrs 7 mos
Greater Los Angeles Area

Cause Cinema curates a selection of independent social impact films, guiding audiences to the best new releases in theaters, on DVD and online.

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 **Jon Fitzgerald**
Co-founder & CEO at iGEMS.tv   Message   More...

CEO

Cause Pictures

Jan 2010 – Present · 9 yrs 7 mos

Marina del Rey

Cause Pictures combines social impact film production with educational resources and consulting services.

Recent productions include: Warrior One, The Milky Way and The Highest Pass... See more

 ### Head of Acquisitions

Flix Premiere

Apr 2017 – Oct 2017 · 7 mos

Los Angeles

Festival Director

Slamdance, AFI, Santa Barbara, Hollywood, Naples Intl Film Festival, South Bay Film & Music Festival

Jan 1995 – Jan 2016 · 21 yrs 1 mo

Founder and Festival Director for numerous festivals (selected list)

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Education

 ### UC Santa Barbara

BA, Film Studies

1985 – 1989

Skills & Endorsements

Film · 48

 Endorsed by **Brad Wyman and 3 others** who are highly skilled at this

Film Production · 39

 Endorsed by **Eleonora Granata and 3 others** who are highly skilled at this

New Media · 35

Gaurav Nagani and 34 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (2)

Daniel J. Perrett
editor, DP at Dance Of Liberation

We had the pleasure of working with Dan on 3 projects over the past year. His first film for us, THE HIGHEST PASS,, recently won a top prize at a local film festival. His work on the film really

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Jon Fitzgerald
Co-founder & CEO at iGEMS.tv

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Executive Director, Partnerships and Short Form Content at Infinity Film Festival Beverly Hills

August 13, 2009, Jon managed Nancy directly

in the world, as she understands what films work for any given festival and knows how to communicate with filmmakers and studios. Equally important, Nancy is well organized and has great systems for tracking and coordinating films. I would ... **See more**

Interests

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Founder of The Honest Company
1,634,081 followers

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